Exhibit 10.5

August 18, 2018

Mr. Robert Plaschke

Re: Employment Agreement

Dear Bob:

This letter agreement (the “Agreement”) confirms the revised terms of your employment with Sonim Technologies, Inc. (the “Company” or “Sonim”). This Agreement and these employment terms supersede and replace in their entirety any and all previous promises, representations or agreements on the subjects covered herein, including (without limitation) your offer letter from the Company dated December 15, 2011 as amended a number of times, most recently on April 26, 2018 (collectively, the “Offer Letter”).

1. Position and Duties. You will serve as the Company’s President, Chief Executive Officer (the “CEO”), and Chairman of the Company’s Board of Directors (the “Board”). You will work at our facility located in San Mateo, California. Of course, Sonim may change your position, duties, and work location from time to time, as it deems necessary. You will devote your full business time and attention to the business affairs of the Company, except for reasonable vacations and periods of illness or incapacity. As a Sonim employee, you will be expected to abide by Company rules and policies and to acknowledge in writing that you have read the Company’s Employee handbook.

2. Compensation and Benefits.

(a) Base Salary. Effective as of July 1, 2018, you will receive an annual base salary of $33,333.33 monthly ($400,000.00 annualized), less required and designated payroll deductions and withholdings, and payable according to the Company’s regular payroll schedule.

(b) Benefits. You will be eligible to participate in the Company’s standard employee benefits pursuant to the terms, conditions and limitations of the applicable benefit plans. The Company will fund up to $22,500 per year for your participation in World Presidents Organization activities, following submission of invoices or receipts for any such expenses. In the event of the consummation of a Change in Control in 2018, the Company will use its reasonable best efforts to ensure that the benefits provided to you following the Change in Control (assuming your employment continues) will be equal to or greater than the benefits provided to you as of the date of this Agreement.

(c) Cash Bonus Plan. As a member of senior management of the Company, you will be eligible to participate under the Company’s Cash Bonus Plan, the current terms of which are set forth on Exhibit A attached hereto. Notwithstanding the terms of the Company’s Cash Bonus Plan that require your continued employment through the determination date of payment of an earned cash bonus, in the event that the Company terminates your employment for any reason, or your employment terminates due to your death or permanent disability, or you resign for Good Reason, you will be entitled to receive a pro-rata payment of your Target Bonus for the year of your termination based on the number of months of your employment during the applicable bonus year and based on full achievement of the EBITDA target under the Cash Bonus Plan.

August 18, 2018

Page Two

3. Benefits in Connection with a Liquidity Event.

(a) Liquidity Event Bonus. Upon the first to occur following the date hereof and during the term of your employment under this Agreement of (y) a Change in Control in which the Company’s Enterprise Value is at least $125 million (a “Qualified Change in Control”) or (z) a Public Listing (the first of such events to occur, a “Qualified Liquidity Event”) you shall be entitled to the benefits provided under either Section 3(a)(i) or 3(a)(ii), as applicable, without duplication:

(i) In the event the Qualified Liquidity Event is a Public Listing, subject to approval by the Board at that time, the Company will grant you, as of immediately prior to the consummation of such Public Listing, a restricted stock award in consideration for your past services to the Company (the “New Equity Award”) pursuant to the Sonim Technologies, Inc. 2012 Equity Incentive Plan (the “Plan”) for a number of shares of the Company’s common stock that equals 2% of the Company’s fully-diluted capitalization as of the date of grant and including any securities that may be issued by the Company in connection with the Public Listing. The New Equity Award shall be subject to the terms and conditions of the Plan, any amendments thereto, and the applicable grant notice and award agreement, shall be subject to a 9-month lockup period, and shall vest as follows:

(1) In the event the Company’s or any parent or successor entity’s capital stock is traded on a nationally or regionally recognized securities exchange, (1) 50% of the shares subject to the New Equity Award shall vest once the Company’s Enterprise Value equals or exceeds $125 million and (2) 100% of the shares subject to the New Equity Award shall vest once the Company’s Enterprise Value equals or exceeds $150 million;

(2) In the event the Company’s or any parent or successor entity’s capital stock is quoted for trading on an over-the-counter bulletin board, (1) 50% of the shares subject to the New Equity Award shall vest upon the bona fide sale of, in the aggregate, in a single transaction or in a series of related transactions, 25% or more of the shares of the Company’s capital stock held, as of the date hereof, by Financial Investors; and (2) 100% of the shares subject to the New Equity Award shall vest upon the bona fide sale of, in the aggregate, in a single transaction or in a series of related transactions, 50% or more of the shares of the Company’s capital stock held, as of the date hereof, by Financial Investors; provided, that any sale or other transfer among Financial Investors, or by a Financial Investor to an affiliate thereof, shall not constitute a bona fide sale under this Section 3(a)(i)(2).

(ii) In the event the Qualified Liquidity Event is a Qualified Change in Control, the Company will pay you a bonus that is equal to 2% of the Company’s Enterprise Value (the “Change in Control Bonus”). The Change in Control Bonus shall be paid in the same form of consideration paid by the acquirer to the Company’s stockholders, and in the event any percentage of the consideration is payable to the Company’s stockholders, if at all, following the closing of the Change in Control (pursuant to an escrow, holdback, earnout or otherwise), an equal percentage of the Change in Control Bonus shall be subject to the same conditions on payment and subject to compliance with the terms of Section 409A of the Internal Revenue Code of 1986, as amended (the “Code”).

(b) Vesting Acceleration Benefit. The vesting of each of your outstanding unvested stock options or stock awards previously granted to you by the Company shall accelerate in full as of immediately prior to the effective date of a Change in Control. This acceleration benefit may result in loss of “incentive stock option” status for certain of your unvested stock options. The Company makes no representation as to the tax treatment of any such options. You should consult your own tax advisors with regard to the impact this acceleration benefit may have on the taxation of stock option exercises in the future.

August 18, 2018

Page Three

4. Proprietary Information Agreement and Company Policies. At the time of commencement of your employment, you executed an Employment, Confidential Information and Invention Assignment Agreement with the Company (the “Proprietary Information Agreement”), a copy of which is attached hereto as Exhibit B. You acknowledge and agree that you continue to be required to comply with the Proprietary Information Agreement as a condition of your continued employment. In addition, you agree that you will continue to comply with the Company’s policies and procedures generally regarding proprietary and confidential information and otherwise as are in effect from time to time.

5. No Conflicts. During the term of your employment with the Company, except on behalf of the Company, you agree not to directly or indirectly, whether as an officer, director, employee, stockholder, partner, proprietor, associate, representative, consultant, agent, or in any capacity whatsoever, engage in, become financially interested in, be employed by or have any business connection with any other person, corporation, firm, partnership or other entity whatsoever which is known by you to compete directly with the Company, throughout the world, in any line of business engaged in (or planned to be engaged in) by the Company; provided, however, that you may own, as a passive investor, securities of any publicly-held competitor corporation, so long as your direct holdings in any one such corporation shall not in the aggregate constitute more than 1% of the voting stock of such corporation.

6. At-Will Employment Relationship. Your employment relationship continues to be terminable at will, and either you or the Company may terminate your employment relationship at any time, with or without Cause, and with or without advance notice. In addition, the Company may modify the other terms and conditions of your employment, including, but not limited to, compensation, benefits, position, title, reporting relationship and office location, from time to time in its sole discretion. Your at-will employment relationship can only be changed in a written agreement signed by you and the Chief Financial Officer or by a duly authorized member of the Board.

7. Severance Benefits.

(a) Termination by the Company without Cause; Termination Due to Death or Disability; Resignation for Good Reason Prior to a Change in Control. If at any time prior to a Change in Control, or more than thirteen (13) months after a Change in Control, the Company terminates your employment without Cause, or your employment terminates due to your death or permanent disability, or you resign for Good Reason, and provided such termination constitutes a “separation from service” (as defined under Treasury Regulation Section 1.409A-1(h), without regard to any alternative definition thereunder, a “Separation from Service”), then subject to your obligations below, the Company will provide you the following severance benefits:

(i) the Company will make severance payments to you in the form of salary continuation payments for a period of twelve (12) months at the rate of your base salary in effect as of your termination date, less required and designated payroll deductions and withholdings; and

(ii) if you timely elect continued health insurance coverage under COBRA, the Company will reimburse you the cost of your COBRA premiums to continue your coverage (including coverage for eligible dependents, if applicable) (“COBRA Premiums”) through the period (the “COBRA Premium Period”) starting on the Separation Date and ending on the earliest to occur of: (x) twelve (12) months after your termination (y) the date you become eligible for group health insurance coverage through a new employer; or (z) the date you cease to be eligible for COBRA continuation coverage for any reason, including plan termination. In the event you become covered under another employer’s group health plan or otherwise cease to be eligible for COBRA during the COBRA Premium Period, you must immediately notify the Company in writing of such event.

August 18, 2018

Page Four

(b) Termination by the Company without Cause, or Resignation for Good Reason, Following Change in Control. If at any time within thirteen (13) months after a Change in Control, the Company terminates your employment without Cause or you resign for Good Reason, and provided such termination constitutes a Separation from Service, then subject to your obligations below, the Company will provide you with the following severance benefits:

(i) the Company will make severance payments to you in the form of salary continuation payments for a period of eighteen (18) months at the rate of your base salary in effect as of your termination date, less required and designated payroll deductions and withholdings;

(ii) if you timely elect continued health insurance coverage under COBRA, the Company will reimburse you for your COBRA Premiums through the period (the “CIC COBRA Premium Period”) starting on the Separation Date and ending on the earliest to occur of: (x) eighteen (18) months after your termination (y) the date you become eligible for group health insurance coverage through a new employer; or (z) the date you cease to be eligible for COBRA continuation coverage for any reason, including plan termination. In the event you become covered under another employer’s group health plan or otherwise cease to be eligible for COBRA during the CIC COBRA Premium Period, you must immediately notify the Company in writing of such event; and

(iii) the vesting of any then-outstanding stock options/awards as of your termination date shall be accelerated such that the stock option/award shares that would have vested had you remained employed for two years following the date of your termination shall vest and become immediately exercisable as of your termination date.

(iv) For purposes of clarity, if you receive severance benefits under this section 7(b), you shall not be eligible for severance benefits under sections 7(a) or 7(c).

(c) Termination by the Company with Cause: Resignation Not for Good Reason. If at any time the Company terminates your employment with Cause or you resign from your employment without Good Reason, and provided such termination constitutes a Separation from Service, then subject to your obligations below, the Company will make severance payments to you at the rate of your base salary in effect as of your termination date for a period of three (3) months, less required and designated payroll deductions and withholdings.

(d) Contingent Severance Payment. If at any time the Company terminates your employment, or you resign from your employment with the Company, for any reason, and provided such termination constitutes a Separation from Service, then subject to your obligations below, the Company will make an additional severance payment to you in an aggregate amount of $140,000, less required and designated payroll deductions and withholdings, which shall be paid in four (4) equal quarterly payments commencing on the first day of the initial quarter following the termination date. The foregoing additional severance payment will not be payable in the event that a bonus payment is made under Section 3(a) hereof in connection with a Qualified Liquidity Event.

(e) The severance benefits described above are conditional upon (a) your continuing to comply with your obligations under your Proprietary Information Agreement; and (b) your delivering to the Company an effective, general release of claims in favor of the Company in a form acceptable to the Company within 30 days following your Separation from Service. The salary continuation payments will be paid in equal installments on the Company’s regular payroll schedule and will be subject to applicable tax withholdings over the period outlined above following the date of your Separation from Service; provided, however, that no payments will be made prior to the 30th day following your Separation from Service. On

August 18, 2018

Page Five

the 30th day following your Separation from Service, the Company will pay you in a lump sum the salary continuation payments that you would have received on or prior to such date under the original schedule but for the delay while waiting for the 30th day in compliance with Section 409A of the Code and the effectiveness of the release, with the balance of the salary continuation payments being paid as originally scheduled.

8. Definitions.

(a) Cause. For purposes of this Agreement, “Cause” is defined as any of the following: (i) theft, dishonesty, or falsification of any employment or Company record; (ii) conviction (including any plea of guilty or nolo contendere) of a felony or any criminal act that impairs your ability to perform your duties with the Company; (iii) failure or inability to perform any reasonable assigned duties after notice from the Company of, and a reasonable opportunity to cure, such failure or inability, if capable of cure; (iv) improper disclosure of the Company’s confidential or proprietary information; (v) commission of an intentional or grossly negligent act that has a material detrimental effect on the Company’s reputation or business; or (vi) any material breach of any written agreement with the Company, which breach is not cured pursuant to the terms of such agreement, if capable of cure, or a material breach of a confidentiality or proprietary information and inventions agreement, which breach shall be deemed noncurable.

(b) Change in Control. For purposes of this Agreement, a “Change in Control” is defined as (i) the consummation of an “Acquisition” or “Asset Transfer” as defined in the Company’s then-current Amended and Restated Certificate of Incorporation and (ii) regardless of whether such transaction constitutes an “Acquisition” or “Asset Transfer”, the consummation of a transaction in which a publicly-listed company (“PubCo”) acquires the Company (by way of merger or asset sale) in exchange for PubCo stock.

(c) Good Reason. For purposes of this Agreement, you will have “Good Reason” for your resignation from your employment with the Company if any of the following actions are taken by the Company without your express written consent:

(i) any failure by the Company to pay, or any material reduction by the Company of (a) your base salary in effect immediately prior to such failure to pay or reduction (unless reductions comparable in amount and duration are concurrently made generally for employees of the Company with responsibilities, organizational level and title comparable to your own), or (b) your bonus compensation amount eligibility, if any, in effect immediately prior to the date of such failure to pay or such reduction (subject to applicable performance requirements with respect to the actual amount of bonus compensation you earn);

(ii) the assignment of any duties, or the reduction of your responsibilities or duties, that are materially inconsistent with your position, duties, responsibilities and status with the Company immediately prior to such assignment or reduction; provided, however, that your assignment to an operating division of an acquiring company that includes the business of the Company following an acquisition, pursuant to which your duties are commensurate with the duties you had before the acquisition, except that the business of the Company is no longer independent but contained in a division, shall not be deemed a material reduction of your responsibilities, duties, or status hereunder and your resignation in connection therewith shall not be deemed for “Good Reason;” or

(iii) the relocation of your principal place of employment to a location that is more than fifty (50) miles from the County of San Mateo in the State of California;

August 18, 2018

Page Six

provided, however, that to resign for Good Reason, you must (1) provide written notice to the CFO within 30 days after the first occurrence of the event giving rise to Good Reason setting forth the basis for your resignation, (2) allow the Company at least 30 days from receipt of such written notice to cure such event, and (3) if such event is not reasonably cured within such period, your resignation from all positions you then hold with the Company is effective not later than 90 days after the expiration of the cure period.

(d) “Enterprise Value” means (i) in the event of a Change in Control, the aggregate amount of consideration payable to or on behalf of the Company and/or its stockholders, including (A) the aggregate consideration paid for the Company’s then outstanding securities, (B) the amount paid to retire or satisfy any outstanding Company indebtedness for borrowed money, or the amount of any such indebtedness that is assumed in connection with such Change in Control, (C) any amounts placed into escrow in connection with such Change in Control, and (D) the present value of any contingent consideration or earn-outs to be paid in the future; (ii) notwithstanding subpart (i) above, in the event of a Public Listing, (A) the initial price to the public of the Company’s Common Stock multiplied by all outstanding shares of Common Stock immediately prior to the Public Listing (assuming full conversion and exercise of all convertible and exercisable securities) plus (B) the aggregate consideration received by the Company for the sale of the Company’s capital stock in connection with the Public Listing, if applicable; and (iii) following a Public Listing, the 45-day trailing average of the closing price to the public of the Company’s Common Stock multiplied by all outstanding shares of Common Stock as of the date of the calculation (assuming full conversion and exercise of all convertible and exercisable securities).

(e) “Financial Investor” shall refer to the BR Investors (as such term is defined in the Third Omnibus Amendment to the Amended and Restated Investor Rights Agreement, Amended and Restated Voting Agreement and Amended and Restated Right of First Refusal and Co-Sale Agreement dated as of October 26, 2017 between the Company and certain of its investors), Investec Investments (UK) Limited, Verdoso Investments S.A., Verdoso Holdings Limited, Waveland Ventures V-Common, LLC, Waveland Ventures V-E, LLC, Waveland Capital Partners LLC, Motorola Solutions, Inc. and JVC Kenwood Corporation; for purposes of clarity, the Financial Investors hold, in the aggregate, as of the date hereof, 166,679,695 shares of the Company’s Common Stock (on an as-converted basis).

(f) “Liquidity Event” shall refer to a Change in Control or Public Listing.

(g) “Public Listing” means the public listing of the Company’s or any parent or successor entity’s capital stock for trading on a nationally or regionally recognized securities exchange or an over-the-counter bulletin board.

9. Code Section 409A. It is intended that all of the benefits and payments under this Agreement satisfy, to the greatest extent possible, the exemptions from the application of Code Section 409A provided under Treasury Regulations 1.409A-1(b)(4), 1.409A-1(b)(5) and 1.409A-1(b)(9), and this Agreement will be construed to the greatest extent possible as consistent with those provisions. If not so exempt, this Agreement (and any definitions hereunder) will be construed in a manner that complies with Code Section 409A, and incorporates by reference all required definitions and payment terms. For purposes of Code Section 409A (including, without limitation, for purposes of Treasury Regulation Section 1.409A-2(b)(2)(iii)), your right to receive any installment payments under this Agreement (whether severance payments, reimbursements or otherwise) will be treated as a right to receive a series of separate payments and, accordingly, each installment payment hereunder will at all times be considered a separate and distinct payment. Notwithstanding any provision to the contrary in this Agreement, if you are deemed by the Company at the time of your Separation from Service to be a “specified employee” for purposes of Code Section 409A(a)(2)(B)(i), and if any of the payments upon Separation from Service set forth herein and/or under any other agreement with the Company are deemed to be “deferred compensation”, then if delayed

August 18, 2018

Page Seven

commencement of any portion of such payments is required to avoid a prohibited distribution under Code Section 409A(a)(2)(B)(i) and the related adverse taxation under Section 409A, the timing of the payments upon a Separation from Service will be delayed as follows: on the earlier to occur of (i) the date that is six months and one day after the effective date of your Separation from Service, and (ii) the date of the your death (such earlier date, the “Delayed Initial Payment Date”), the Company will (A) pay to you a lump sum amount equal to the sum of the payments upon Separation from Service that you would otherwise have received through the Delayed Initial Payment Date if the commencement of the payments had not been delayed pursuant to this paragraph, and (B) commence paying the balance of the payments in accordance with the applicable payment schedules set forth above. No interest will be due on any amounts so deferred.

10. Entire Agreement. This Agreement, including the Proprietary Information Agreement, constitutes the complete, final and exclusive embodiment of the entire agreement between you and the Company with respect to the terms and conditions of your employment. If you enter into this Agreement, you are doing so voluntarily, and without reliance on any promise, warranty, representation or agreement, written or oral, other than those expressly contained herein. This Agreement supersedes any and all promises, warranties, representations or agreements, whether oral or written, including the Offer Letter. This Agreement may not be amended or modified except by a written instrument signed by you and a duly authorized member of the Board.

11. Enforceability. If any provision of this Agreement is determined to be invalid or unenforceable, in whole or in part, this determination will not affect any other provision of this Agreement, and the Agreement, including the invalid or unenforceable provisions, shall be enforced insofar as possible to achieve the intent of the parties.

12. Binding Nature. This Agreement will be binding upon and inure to the benefit of the personal representatives and successors of the respective parties hereto.

13. Governing Law. This Agreement will be governed by and construed in accordance with the laws of the State of California without regard to conflicts of law principles.

14. Miscellaneous. With respect to the enforcement of this Agreement, no waiver of any right hereunder shall be effective unless it is in writing. For purposes of construction of this Agreement, any ambiguity shall not be construed against either party as the drafter. This Agreement may be executed in more than one counterpart, and signatures transmitted via facsimile shall be deemed equivalent to originals.

August 18, 2018

Page Eight

If these revised terms of your employment with Sonim are acceptable to you, please sign this Agreement and return it to me.

Sincerely,
Sonim Technologies, Inc.

/s/ Jim Walker
James M. Walker
Chief Financial Officer

Understood and agreed to:

/s/ Bob Plaschke
Robert J. Plaschke
Chief Executive Officer

9/18/2018
Date

EXHIBIT A: CASH BONUS PLAN

A.

Subject to the discretion of the Board of Directors of the Company (the “Board”), you will be eligible for an annual Bonus that will be based upon the “EBITDA” (as defined below) performance of the Company and the following guidelines:

Year	Target Bonus	EBITDA Target
2018	100% of Annual Salary	$8,105,000
2019, beyond	100% of Annual Salary	To Be Determined

“EBITDA” is defined as:

•	Operating Profit

•	Add back: depreciation, amortization, interest and taxes

•	Less: all cash disbursements due employees under the Cash Bonus Plan for the current year

B.	The Board will determine the actual bonus to which you are entitled each year using a formula mutually agreed upon at the beginning of each year.

C.

The Company’s EBITDA for each year shall be approved by the Board as soon as practicable following completion of the respective year-end audit (the date of such determination, the “Determination Date”). The Company’s EBITDA targets for 2018 and beyond will be approved by the Board annually, which approval is expected to occur prior to January 31 each year. The Company’s EBITDA result for a year in which a Change in Control occurs shall be determined without taking into consideration any costs associated with the Change in Control that affect the Company’s financial results for that year.

D.

If approved, bonus payments will be made annually and in accordance with Company’s standard policies and procedures. Payment shall be conditioned on (1) you being in the Company’s continuous service through the relevant year’s Determination Date and (2) Sonim maintaining an agreed upon minimum cash balance at the end of the fiscal quarter immediately preceding the respective Determination Date. In the event any approved bonus amounts are not paid pursuant to the foregoing subsection (2), such amounts shall be paid to you when and if Sonim achieves the cash balance, at which time you must be in the Company’s continuous service to earn and receive such bonus payment.

EXHIBIT B: PROPRIETARY INFORMATION AGREEMENT